Filed by Alcoa Corporation

(Commission File No. 1-37816)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: South32 Limited

(Commission File No. 333-298679)

The following is an excerpt from a presentation that was publicly posted by Alcoa Corporation (“Alcoa”) on October 15, 2026, which includes information regarding the proposed transaction between Alcoa and South32 Limited:

OPERATIONAL EXECUTION AND STRATEGIC MOMENTUM ▪ Delivered six YTD production records; increased aluminum production by ~15 thousand metric tons in the third quarter ▪ Alumar smelter restart completed ▪ Strong performance recovery at Pinjarra refinery ▪ Reached definitive agreement for Massena East site with potential cash value up to $315 million ; first $50 to $65 million at closing, expected within six months ADVANCING ALIGROUP ACQUISITION – 1H27 EXPECTED CLOSING ▪ South32 shareholders approved the transaction on October 15 ▪ Completed $2.6 billion debt issuance to fund cash consideration, reducing financing risk to closing ▪ Progressing on regulatory approvals and integration planning ▪ Strong 1H26 AliGroup results, accretive on pro forma basis 6

AliGroup acquisition | Progressing toward 1H27 closing

Alcoa

Key progress, milestones, and timeline to closing of AliGroup acquisition



Cross-functional transition and integration planning advancing
JUN 30, 2026
Deal announced
Definitive agreement announced
SEP 2026
Financing completed
$2.6B debt issued
1H27
Expected closing
Subject to remaining regulatory approvals and conditions
AA 3Q26 Earnings
JUN-26
SEP-26
DEC-26
MAR-27
JUN-27
SEP 2026
Form S-4 effective
Registration statement on Form S-4 declared effective by SEC
OCT 15, 2026
Shareholder approval
South32 shareholders approved the transaction

Execution highlights

- Debt issuance completed, reducing financing risk to closing
- Cross-functional teams advancing transition and integration planning
- Regulatory approval process progressing across key jurisdictions

7

12 Robust Free cash flow in 3Q26 of $472M Key financial metrics, 3Q26 and YTD 25.3% YTD Return on equity $80M YTD Capital returns to stockholders $596M YTD Free cash flow 50 Days 3Q26 Days working capital $1.0B 3Q26 Adjusted net debt $4.4B 3Q26 Cash balance • Strong YTD Return on equity performance maintained • 3Q26 Days working capital increased sequentially by 4 days; same as 3Q25 at 50 days • Cash balance well in excess of $3.1B cash consideration for AliGroup acquisition

Advancing strategic priorities with results-driven execution

Highlighting notable progress on priorities stated at 2025 Investor Day

	PROGRESS TO DATE	GO FORWARD PRIORITIES
OPERATIONAL EXCELLENCE	• Maintaining strong stability, delivering production records, and improving productivity in smelting portfolio • Completed restarts at San Ciprián and Alumar smelters	• Focus on Critical Risk Management through strengthened safety control effectiveness, leadership behaviors, and accountability • Advancing Australia mine move plans as environmental assessments continue
VALUE CREATING GROWTH	• Announced AliGroup acquisition • $65 million investment in foundry production to include recycled content at Mosjøen smelter	• Progress AliGroup to close in 1H27 and execute on integration • Continue disciplined approach to value creating growth opportunities
DISCIPLINED CAPITAL ALLOCATION	• Ended 3Q26 with strong balance sheet after robust YTD free cash flow • Issued $2.6B long-term notes for AliGroup acquisition, maintaining 1.5x leverage on a pro forma basis • Reached definitive sale agreement on Massena East site for potential cash value up to $315 million; first deal toward $0.5B-$1B transformation site monetization target	• Update adjusted net debt target at close of AliGroup acquisition to reflect stronger through-cycle cash flow generation • Prioritize de-levering with strong free cash flow, cash from locked box, monetization of Ma'aden shares and additional transformation asset sales

20 1. Agreed proxy for third party sales Contingent value right terms CVR terms per AliGroup agreement Agreed commercial terms Term CVR $3,500 (CY26) $2,825 (CY27) $2,847 (CY28) $2,870 (CY29) $2,942 (CY30) Aluminum strike price ($/mt) 22.5% Aluminum revenue sharing on acquired production $345 (CY26) $452 (CY27) $456 (CY28) $459 (CY29) $471 (CY30) Alumina strike price ($/mt) 22.5% Alumina revenue sharing on 67% of acquired production 1 Term of CVR: 4 annual periods Commencement date: July 1, 2026 Payment cap structure : Maximum of $750 million (no annual cap) Assessment period: Annual Alumina Aluminum Assessment period $398 $3,165 Ended June 30, 2027 $454 $2,836 Ended June 30, 2028 $458 $2,858 Ended June 30, 2029 $465 $2,906 Ended June 30, 2030 Average strike price per assessment period ($/mt)

21 AliGroup acquisition | Key financial metrics 1H26 results shows AliGroup accretive on pro forma basis 1H26 pro forma financial information 1 Pro forma combined 3 Alcoa stand alone $B, except per share amounts $9.1 $7.2 Sales $1.0 $0.8 Net income 282.8 265.8 Average shares $3.55 $3.13 Diluted earnings per share 1H26 annualized pro forma metrics 2 Pro forma combined 3 Alcoa stand alone 14.2 9.1 Alumina production (Mmt) 3.3 2.5 Aluminum production (Mmt) $4.0 $3.0 EBITDA 4 ($B) 1. 2. Pro forma information reflects preliminary purchase accounting, financing, International Financial Reporting Standard (IFRS) to GAAP, and accounting policy alignment adjustments that remain subject to change. Source: Alcoa S - 4. Based on reported results for the six months ended June 30, 2026; excludes purchase accounting, IFRS to GAAP, and accounting policy alignment adjustments. Source for AliGroup financial information: South32 2026 annual report and Financial Results and Outlook for the half year ended 31 December 2025. Pro forma information is not indicative of future results, and excludes integration costs, cost savings, and transaction synergies. Alcoa measure excludes special items. AliGroup measure as defined by South32; a reconciliation to the most comparable IFRS measure is not available at the AliGroup level. 3. 4.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains statements that relate to future events and expectations and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those containing such words as “aims,” “ambition,” “anticipates,” “believes,” “could,” “develop,” “endeavors,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “outlook,” “potential,” “plans,” “projects,” “reach,” “seeks,” “sees,” “should,” “strive,” “targets,” “will,” “working,” “would,” or other words of similar meaning. All statements by Alcoa that reflect expectations, assumptions or projections about the future, other than statements of historical fact, are forward-looking statements, including, without limitation, statements regarding Alcoa’s proposed transaction to acquire South32 Limited’s equity interests in certain bauxite, alumina, and aluminum assets (the proposed transaction referred to as the “Transaction”); the ability of the parties to complete the Transaction on the expected timeline or at all considering the closing conditions; the expected benefits of the Transaction, including the anticipated synergies and earnings per share and free cash flow accretion; the competitive ability and position following completion of the Transaction; forecasts concerning global demand growth for bauxite, alumina, and aluminum, and supply/demand balances; statements, projections or forecasts of future or targeted financial results, or operating performance (including our ability to execute on strategies related to environmental, social and governance matters); statements about strategies, outlook, and business and financial prospects (including related to production and shipments); and statements about capital allocation and return of capital. These statements reflect beliefs and assumptions that are based on Alcoa’s perception of historical trends, current conditions, and expected future developments, as well as other factors that management believes are appropriate in the circumstances.

Forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and changes in circumstances that are difficult to predict. Although Alcoa believes that the expectations reflected in any forward-looking statements are based on reasonable assumptions, it can give no assurance that these expectations will be attained and it is possible that actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Such risks and uncertainties include, but are not limited to: (a) the non-satisfaction or non-waiver, on a timely basis or otherwise, of one or more closing conditions to the Transaction; (b) the prohibition or delay of the completion of the Transaction by a governmental entity; (c) the risk that the Transaction may not be completed in the expected time frame or at all; (d) unexpected costs, charges or expenses, including financing commitment fees, resulting from the Transaction; (e) uncertainty of the expected financial performance following completion of the Transaction; (f) uncertainty of any contingent payment required to be made in connection with the Transaction following completion; (g) failure to realize the anticipated benefits of the Transaction; (h) the occurrence of any event that could give rise to termination of the Transaction; (i) potential litigation in connection with the Transaction or other settlements or investigations that may affect the timing or occurrence of the Transaction or result in significant costs of defense, indemnification and liability; (j) the impact of global economic conditions on the aluminum industry and aluminum end-use markets; (k) volatility and declines in aluminum and alumina demand and pricing, including global, regional, and product-specific prices, or significant changes in production costs which are linked to the London Metal Exchange (LME) or other commodities; (l) the disruption of market-driven balancing of global aluminum supply and demand by non-market forces; (m) competitive and complex conditions in global markets; (n) our ability to obtain, maintain, or renew permits or approvals necessary for our mining operations; (o) rising energy costs and interruptions or uncertainty in energy supplies; (p) unfavorable changes in the cost, quality, or availability of raw materials or other key inputs, or by disruptions in the supply chain; (q) economic, political, and social conditions, including the impact of trade policies, tariffs, and adverse industry publicity; (r) legal proceedings, investigations, or changes in foreign and/or U.S. federal, state, or local laws, regulations, or policies; (s) changes in tax laws or exposure to additional tax liabilities; (t) climate change, climate change legislation or regulations, and efforts to reduce emissions and build operational resilience to extreme weather conditions; (u) disruptions in the global economy caused by ongoing regional conflicts and wars; (v) fluctuations in foreign currency exchange rates and interest rates, inflation and other economic factors in the countries in which we operate; (w) global competition within and beyond the aluminum industry; (x) our ability to achieve our strategies or expectations relating to environmental, social, and governance considerations; (y) claims, costs, and liabilities related to health, safety and environmental laws, regulations, and other requirements in the jurisdictions in which we operate; (z) liabilities resulting from impoundment structures, which could impact the environment or cause exposure to hazardous substances or other damage; (aa) dilution of the ownership position of Alcoa’s stockholders (including as a result of the Transaction), price volatility, and other impacts on the price of Alcoa common stock by the secondary listing of the Alcoa common stock on the Australian Securities Exchange; (bb) our ability to obtain or maintain adequate insurance coverage; (cc) our ability to execute on our strategy to reduce complexity and optimize our asset portfolio and to realize the anticipated benefits from announced plans, programs, initiatives relating to our portfolio, capital investments, and developing technologies; (dd) our ability to integrate and achieve intended results from joint ventures, other strategic alliances, and strategic business transactions; (ee) significant declines in the market value of our marketable securities; (ff) our ability to fund capital expenditures; (gg) deterioration in our credit profile or increases in interest rates; (hh) impacts on our current and future operations due to our indebtedness and our ability to reduce indebtedness; (ii) our ability to continue to return capital to our stockholders through the payment of cash dividends and/or the repurchase of our common stock; (jj) cyber attacks, security breaches, system failures, software or application vulnerabilities, or other cyber incidents; (kk) labor market conditions, union disputes and other employee relations issues; and (ll) the other risk factors discussed in Alcoa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, Alcoa’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, and other reports filed by Alcoa with the U.S. Securities and Exchange Commission (“SEC”). Certain illustrative pro forma information included in certain investor materials may differ materially from pro forma information included in SEC filings, including the Registration Statement (as defined below).

Alcoa cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These risks, as well as other risks associated with the Transaction, are also more fully discussed in the Registration Statement referred to below. Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law. Neither Alcoa nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

This communication relates to the Transaction. In connection with the Transaction, Alcoa filed a Registration Statement on Form S-4 on September 1, 2026 (including documents incorporated by reference therein, the “Registration Statement”), with the SEC. The Registration Statement was declared effective and the related final prospectus was filed on September 8, 2026. This communication is not a substitute for the Registration Statement or any other document that Alcoa may file with the SEC in connection with the Transaction. Before making any investment decision, investors are urged to read the Registration Statement and all relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, when they become available, because they contain important information about Alcoa and the Transaction. Investors are able to obtain a free copy of the Registration Statement, as well as other filings containing information about Alcoa, free of charge, at the SEC’s website (www.sec.gov). Copies of the Registration Statement and other documents filed by Alcoa with the SEC may be obtained, without charge, by contacting Alcoa.